Filed Pursuant to Rule 424(b)(3)
File Number 333-140852

STEN CORPORATION

PROSPECTUS SUPPLEMENT NO. 10
to Prospectus dated January 10, 2008

This Prospectus Supplement No. 10 supplements our prospectus dated January 10, 2008, as previously supplemented (collectively, the “Prospectus”).

We are supplementing the Prospectus to provide the information contained in the attached Current Report on Form 8-K dated November 26, 2008 that was filed on December 1, 2008.

The information contained in this Prospectus Supplement No. 10, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus.  This Prospectus Supplement No. 10 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 10 supersedes the information contained in the Prospectus.  You should read carefully the entire Prospectus, as supplemented by this Prospectus Supplement No. 10, and the documents referred to in each of them, in order to fully understand our business, the offering and the notes we are offering.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement No. 10 and the Prospectus. No one has been authorized to provide you with different information.  You should not assume that the information in this Prospectus Supplement No. 10 or the Prospectus is accurate as of any date other than the date on the first page of each of the documents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 10 is December 1, 2008.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 26, 2008

STEN CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	000-18785	41-1391803
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer (ID Number)

10275 Wayzata Blvd.  Suite 310, Minnetonka, Minnesota 55305

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (952) 545-2776

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Items under Sections 2 through 8 are not applicable and therefore omitted.

Item 1.01

Entry Into a Material Definitive Agreement

On November 26, 2007, STEN Corporation (“STEN”) and its wholly-owned subsidiary, Stencor, Inc. (“Stencor” and collectively with STEN, the “Sellers”), entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Brimmer Company, LLC (“Buyer”), an entity controlled by Kenneth W. Brimmer, the Company’s Chairman and Chief Executive Officer.  A copy of the Purchase Agreement is attached hereto as Exhibit 10.1.

Pursuant to the Purchase Agreement, the Sellers will sell substantially all of the assets of the Stencor business to Buyer and Buyer will also assume certain liabilities and obligations of the Stencor business, including trade accounts payable as of the closing date and the mortgage relating to Stencor’s Texas facility.  The total consideration to the Sellers for the asset sale is $1,300,000, which represents $680,000 in cash, subject to adjustment, and the assumption of the trade accounts payable and mortgage.  The cash portion of the  subject to increase or decrease on a dollar-for-dollar basis to the extent Stencor’s net working capital at closing is more or less than $945,000.  The Purchase Agreement also contains customary representations, warranties and covenants by the parties.  These include, among others, a covenant by the Sellers to conduct the Stencor business in the ordinary course until closing, covenants by the parties to enter into certain ancillary agreements as of closing, and provisions regarding indemnification.

The Purchase Agreement and the transactions contemplated thereby were approved on November 26, 2008 by a Special Committee of the Board of Directors of STEN (the “Special Committee”).  Beginning on the date of the Purchase Agreement and continuing for a forty-five day period, the Special Committee has the right to actively solicit offers for the Stencor assets or business.  If, within this period, the Special Committee determines in good faith that failure to accept any third party offer would be inconsistent with its fiduciary duties, the Special Committee may proceed with the transaction with the third party and terminate the Purchase Agreement. If the Special Committee accepts a third party offer and terminates the Purchase Agreement, Mr. Brimmer will be entitled to a termination payment in the amount of $50,000.  The Special Committee began actively seeking third party buyers for the Stencor assets or business following its formation on November 6, 2008.

Subject to the satisfaction or waiver of conditions to closing, the closing of the Purchase Agreement is set for December 31, 2008 or such other date as may be mutually agreed to by the parties following the expiration of the forty-five day period during which the Special Committee may solicit third party offers.

The summary of the Purchase Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to Exhibit 10.1 of Item 9.01 to this Form 8-K, which is incorporated by reference into this Item 1.01.

Item 9.01

Financial Statements and Exhibits

Exhibit	Description
10.1	Asset Purchase Agreement dated as of November 26, 2008 by and between Brimmer Company, LLC, STEN Corporation and Stencor, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008	STEN CORPORATION By: /s/ Kenneth W. Brimmer Kenneth W. Brimmer Chief Executive Officer

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of ______________, 2008, by and among Brimmer Company, LLC, a Minnesota limited liability company (“Buyer”), STEN Corporation, a Minnesota corporation (“STEN”), and STENCOR, Inc., a Minnesota corporation and wholly owned subsidiary of STEN (“Old Stencor”, and each of Old Stencor and STEN, a “Seller” and collectively, the “Sellers”).

BACKGROUND

A.

Sellers own and operate a manufacturing business (the “Business”) located at 4555 North Jackson Street, Jacksonville, Texas including a building of approximately 37,000 square feet and approximately 15 acres of land (the “Real Property”).

B.

Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, substantially all assets used in the operation of the Business including the real property assets.

C.

Kenneth W. Brimmer is CEO of STEN and also serves as Chief Manager of Buyer.  On November 6, 2008, STEN established a Special Committee of the Board of Directors of STEN to negotiate and approve the sale of the Business to one or more buyers, including Buyer (the “Special Committee”).

NOW, THEREFORE, in consideration of the facts recited above and the mutual covenants and agreements herein contained, the parties hereby agree as follows:

Article 1
Purchase and Sale of Assets

1.1

Purchase and Sale of Assets.  On and as of the Closing Date (as defined in Section 3.1 below) on the terms of this Agreement, Sellers will sell, transfer, convey and deliver to Buyer and Buyer shall purchase from Sellers all property and assets of Sellers related to the Business of every kind and description, wherever located, real or personal, tangible or intangible, including but not limited to the Real Property and those identified on Schedule 1.1 (the “Assets”).  Without limitation of the foregoing, the Assets shall include the following:

(a)

Sellers’ accounts receivable and all other obligations of customers with respect to sale of goods or services, or amounts due under any invoice or any other contract as set forth on Schedule 1.1(a);

(b)

All furniture, fixtures (including all signage, whether or not a fixture) and equipment relating to the Business, including but not limited to those items set forth on Schedule 1.1(b).

(c)

All of Sellers’ inventory and office or other supplies relating to the Business as set forth on Schedule 1.1(c) (the “Inventory”).

(d)

All mailing lists, customer lists, supplier lists and similar records of the Business as set forth on Schedule 1.1(d).

(e)

All intangible assets relating to the Business, all of the United States, state and foreign registered and unregistered copyrights, trademarks, trade names (including the name Stencor as a corporate and trade name and  ZBiZ and GoZBiZ as tradenames), logos, service marks, service names, technology, trade secrets, recipes and know-how, and applications and registrations for the foregoing, and all licenses and other contracts related thereto and all renewals, modifications and extensions thereof, in each case relating to the Business as set forth on Schedule 1.1(e) (collectively, the “Intellectual Property”).

(f)

All of Sellers’ right, title and interest to all licenses and permits necessary to operate the Business as set forth on Schedule 1.1(f) (the “Permits”).

(g)

All of Sellers’ right, title and interest to all personal property and real estate leases to which any Assets used by Sellers in connection with the Business are subject as set forth on Schedule 1.1(g) (“Leases”).

(h)

All books and records relating to the Business (other than stock records and corporate minute books) as set forth on Schedule 1.1(h).

(i)

All saleable goodwill and other general intangibles of Sellers relating to the Business as set forth on Schedule 1.1(i).

(j)

All rights of Sellers under any warranty or guarantee by any manufacturer, supplier, or original vendor of the Assets hereunder as set forth on Schedule 1.1(j).

(k)

Sellers’ rights in and to the Internet Web site locations and/or Internet domains and all telephone and facsimile numbers relating to the Business as set forth on Schedule 1.1(k).

(l)

All rights of Sellers in the agreements or contracts set forth on Schedule 1.1(l) (together with the Leases, the “Assumed Contracts”).

(m)

Any claim (contractual or otherwise), recovery, refund, counterclaim, right to offset or other right Sellers may have with respect to, or which arise out of any of the Assets or the Business.

(n)

All claims, deposits, warranties, guarantees, refunds primarily related to the Assets, causes of action, right of recovery, rights of set-off and rights of recoupment of every kind and nature (except relating to the payment of taxes), other than those relating primarily to the Excluded Assets.

1.2

Excluded Assets.  All property and assets of Sellers, of every kind and description, wherever located, real or personal, tangible or intangible, not relating to the Business (the “Excluded Assets”) are specifically excluded from this Agreement and shall not be sold to Buyer pursuant hereto.

Article 2
Purchase Price

2.1

Purchase Price.  The aggregate purchase price (the “Purchase Price”) to be paid by Buyer to Sellers in full consideration for the Assets shall be $1,300,000, subject to adjustment, (a) $680,000 in cash payable at Closing to Sellers and (b) the assumption by Buyers of the Assumed Liabilities.

2.2

Adjustment to Purchase Price.  At Closing, if the net working capital of Old Stencor (calculated by adding the sum of the trade accounts receivable plus the value of the Inventory, and then subtracting the sum of the trade accounts payable) is more or less than $945,000, the cash portion of the Purchase Price shall be decreased or increased by the difference between $945,000 and the Net Working Capital on a dollar-for-dollar basis.

2.3

Allocation of Purchase Price.  The parties agree that the allocation of the Purchase Price shall be mutually agreed upon by the parties and that each party will report such allocation to the Internal Revenue Service for tax purposes on Form 8594.

2.4

Assumption of Liabilities.  On the Closing Date, Buyer shall deliver to Sellers a Bill of Sale, Assignment and Assumption Agreement pursuant to which Buyer shall assume and agree to discharge the following obligations and liabilities of Sellers in accordance with their respective terms and subject to the respective conditions thereof (the “Assumed Liabilities”):

(a)

Sellers’ obligations under that certain [Mortgage Note] by Old Stencor to Austin State Bank.

(b)

Trade accounts payable and accrued liabilities of Old Stencor existing on the Closing Date.

(c)

The executory portion of the Assumed Contracts, except that Buyer shall not assume or agree to pay, discharge or perform any liabilities or obligations arising out of any breach by Sellers prior to the Closing Date of any such contracts, including but not limited to liabilities or obligations arising out of Sellers’ failure to perform any contract in accordance with its terms prior to the Closing Date.

(d)

Liabilities and obligations of Sellers arising on or after the Closing Date out the Assets.

The Assumed Liabilities shall not include any obligations or liabilities associated with that certain litigation matter listed on Schedule 4.6.

Article 3

Closing and Pre-Closing Conduct

3.1

Closing Time and Place. The consummation of the transaction herein contemplated (the “Closing”) shall take place at 10 a.m. on December 31, 2008 (the “Closing Date”) at a location to be mutually agreed upon by the parties, or such other date and time as may be mutually agreed to by the parties following the Go Shop Period.

3.2

Conduct of Business Prior to Closing.   During the period from the date of this Agreement until Closing, Sellers shall cause the Business to carry on in all material respects in the ordinary course, and to the extent consistent therewith, use all commercially reasonable efforts to keep available the services of its current employees and consultants, and preserve its relationships with customers, suppliers, licensor, licensees, distributors and others having business dealings with it.

3.3

Go Shop Period; Termination Payment.  Notwithstanding any other provision of this Agreement to the contrary, during the period beginning the date of this Agreement and continuing for 45 days (the “Go Shop Period”), the Special Committee shall have the right to actively solicit offers from third parties for the sale of the Assets or the Business (“Third Party Offers”), evaluate and compare such Third Party Offers to one another and to the terms of this Agreement.  If, within the Go Shop Period, the Special Committee determines in good faith that failure to accept any such Third Party Offer would be inconsistent with the Special Committee’s fiduciary duties, the Special Committee shall authorize and direct the preparation and execution of any agreement memorializing or furthering the sale of the Assets or the Business to such third party offeror, thereby binding the Company to the terms and conditions thereof. During the Go Shop Period, the Special Committee shall promptly notify Buyer of any Third Party Offers, which notice shall include the material terms of, and identity of, the Person(s) making such Third Party Offer. Should the Special Committee accept a Third Party Offer and terminate this Agreement pursuant to Section 7.2(c), Kenneth W. Brimmer shall be entitled to receive from STEN within ten (10) days following such termination, payment in the amount of $50,000.

Article 4
Representations and Warranties of Sellers

Sellers, jointly and severally, hereby represent and warrant to Buyer as of the date hereof and as of the Closing Date:

4.1

Organization and Good Standing; Ownership Structure.  Each of STEN and Old Stencor is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota.  Old Stencor has all requisite corporate power and authority to own its properties and assets and to conduct the Business as it is now being conducted.  Neither Seller has failed to qualify in any jurisdiction where such failure to so qualify would have a material adverse effect on the Business.  Each of Sellers has the power and authority to enter into and perform their obligations under this Agreement. Old Stencor has no subsidiaries and does not own any interest, directly or indirectly, in any other corporation, partnership or other organization or entity.  STEN owns all of the issued and outstanding capital stock of Old Stencor.

4.2

Authority; Execution and Delivery.  The execution, delivery and performance of this Agreement by Sellers, including, without limitation, the sale, conveyance, transfer and delivery of the Assets contemplated hereby, have been duly authorized by all necessary corporate action.  Sellers each have all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder.  This Agreement has been duly executed and delivered by each of Sellers and constitutes the legal, valid and binding obligation of Sellers and is enforceable against them in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general applicability relating to or limiting creditors' rights generally, now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies.

4.3

Consents, No Conflict, Etc.  Except as set forth on Schedule 4.3, no consent, waiver, authorization or approval or any governmental or regulatory authority, domestic or foreign, or of any other person, firm or corporation, entity or association (collectively, any “Person”), and no filing or registration with any such Person is required in connection with the execution and delivery of this Agreement by either Seller or the performance by Sellers of their obligations hereunder.  Except as indicated on Schedule 4.3, the execution, delivery and performance of this Agreement by Sellers and the consummation by Sellers of the transactions contemplated hereby will not, with or without the giving of notice or the passage of time, (a) violate any law, ordinance, rule or regulation, or violate any judgment, writ, injunction or order of any court, arbitrator or governmental, administrative or self-regulatory authority, applicable to either Seller or the Assets, (b) constitute a violation of or conflict with any provision of the articles or certificate of incorporation or bylaws of either Seller, or (c) conflict with, or result in the breach, modification or termination of, require the consent or authorization of or waiver by, or filing with, any other Person, or result in the creation of any Encumbrance (as defined in Section 4.4 hereof) upon the Assets under, or constitute a default under, any license, franchise, contract, indenture, agreement or other instrument (including the Assumed Contracts) to which either Seller is a party or by which any of the Assets or other properties of Sellers are bound.

4.4

Title to and Sufficiency of the Assets.  Except as set forth on Schedule 4.4, Sellers are the owners of and have good and marketable title to all of the Assets free and clear of all liens (including without limitation any lien related to any employee benefits plan), security interests, charges, claims or encumbrances of any nature whatsoever and rights and interest whatsoever of third parties (collectively, “Encumbrances”).  The Assets constitute all assets, rights and properties necessary to operate the Business as operated by Sellers prior to the Closing.

4.5

Condition of the Assets; As is, Where is Basis.  Except as specifically set forth in this Article 4, the Assets are being conveyed to Buyer on an AS IS, WHERE IS basis, and Sellers make no representations or warranties as of any other kind or nature, whether express or implied, including any warranty as to condition, repair, suitability, durability, collectability, merchantability or fitness for a particular purpose.

4.6

Litigation and Other Proceedings.  Except as set forth on Schedule 4.6, there are no lawsuits, administrative proceedings, governmental investigations or arbitration pending against or relating to either Seller, the Assets, or the transactions contemplated by this Agreement, that would either individually or in the aggregate materially adversely affect the Assets or the Business, or the financial condition or prospects of Sellers or the Business.

4.7

Compliance with Laws; Permits.  Each of Sellers has materially complied with all applicable statutes, regulations, orders, ordinances and other laws, of all state, local and federal governments and agencies to which it is subject in connection with the Assets or the Business. All of the Permits are fully transferable to Buyer and no consent is required for the sale and transfer thereof hereunder, except for consents that have already been obtained (in writing, if required by the terms of such Permits).

4.8

Leases; Contracts.  To Sellers’ knowledge, there does not exist under any of the Leases or the Assumed Contracts any default by either Seller or any event which with notice or lapse of time, or both, would constitute a default thereunder by either Seller. Neither Seller has assigned to any other Person any of its rights under such Leases or Assumed Contracts.

4.9

No Brokers.  Neither Seller has entered into any agreement, arrangement or understanding with any person or firm, or has taken any other action, which will result in the obligation of Buyer to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

Article 5
Representations and Warranties of Buyer

Buyer represents and warrants to Sellers as of the date hereof and as of the Closing Date:

5.1

Organization and Good Standing. Buyer is a limited liability companies duly organized, validly existing, and in good standing under the laws of the State of Minnesota, with full power and authority to enter into this Agreement and any ancillary agreement and to perform its obligations hereunder and thereunder, including full power and authority to own the Assets and to conduct the Business following the Closing. Buyer has not failed to qualify in any jurisdiction where such failure to so qualify would have a material adverse effect on its ability to enter into or to consummate the transactions contemplated by this Agreement.

5.2

Authority; Execution and Delivery. The execution, delivery and performance of this Agreement by Buyer, including, without limitation, the purchase and receipt of the Assets contemplated hereby and payment of the Purchase Price, have been duly authorized by all necessary limited liability company action.  Buyer has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder.  This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer and is enforceable against them in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general applicability relating to or limiting creditors' rights generally, now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies.

5.3

Consents, No Conflict, Etc.  Except as set forth on Schedule 5.3, no consent, waiver, authorization or approval or any Person, and no filing or registration with any such Person is required in connection with the execution and delivery of this Agreement by either Buyer or the performance by Buyer of its obligations hereunder.  Except as indicated on Schedule 5.3, the execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby will not, with or without the giving of notice or the passage of time, (a) violate any law, ordinance, rule or regulation, or violate any judgment, writ, injunction or order of any court, arbitrator or governmental, administrative or self-regulatory authority applicable to Buyer, (b) constitute a violation of or conflict with any provision of the articles of organization, operation agreement, bylaws or other constituting document of Buyer, or (c) conflict with, or result in the breach, modification or termination of, require the consent or authorization of or waiver by, or filing with any other Person or constitute a default under, any license, franchise, contract, indenture, agreement or other instrument to which either Buyer is a party.

5.4

Litigation and Other Proceedings.  There are no lawsuits, administrative proceedings, governmental investigation or arbitration pending against or relating to Buyer or the transactions contemplated by this Agreement and to the knowledge of Buyer, no such proceeding, investigation or arbitration threatened against Buyer.

5.5

No Brokers.  Buyer has not entered into any agreement, arrangement or understanding with any person or firm, which will result in the obligation to Sellers to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

Article 6
Indemnification

6.1

Indemnification by Sellers.  Each of Sellers, jointly and severally, covenant and agree with Buyer that Sellers will pay and perform, and shall indemnify Buyer and hold Buyer harmless from, against and in respect of any and all costs, losses, claims, liabilities, fines, penalties, damages and expenses (including interest which may be imposed in connection therewith and court costs and reasonable fees and disbursements of counsel) (collectively, “Indemnified Liabilities”) resulting from, arising out of or incurred by either of them in connection with:  (a) the operation of the Business or the ownership of the Assets prior to the Closing; or (b) any breach of a representation, warranty, agreement, covenant or obligation of Sellers in or under this Agreement or any schedule, document, certificate or ancillary agreement delivered pursuant hereto or in connection herewith. Notwithstanding the foregoing, neither Seller shall be liable to indemnify Buyer for any Indemnified Liabilities resulting from facts or circumstances of which Kenneth W. Brimmer has actual knowledge as of the date of this Agreement or as of the Closing Date, except for liabilities arising from that certain litigation matter listed on Schedule 4.6.

6.2

Indemnification by Buyer.  Buyer agrees with Sellers that it shall pay and perform, and indemnify Sellers, and hold them harmless from, against and in respect of any and all Indemnified Liabilities resulting from, arising out of or incurred by either of them in connection with:  (a) the operation of the Business or the ownership of the Assets on and after the Closing; and (b) any breach of a representation, warranty, agreement, covenant or obligation of Buyer in or under this Agreement or any schedule, document, certificate or ancillary agreement delivered pursuant hereto or in connection herewith.

6.3

Survival of Representations and Warranties.  All covenants and agreements of any party hereto shall survive the Closing. All representations and warranties of any party hereto set forth herein shall survive the Closing for a period of one (1) year following the Closing Date, at which time they shall be deemed terminated.

Article 7
Termination

7.1

Termination by Buyer. This Agreement and the transactions contemplated hereby may be terminated by Buyer at any time prior to the Closing if:

(a)

Sellers’ representations and warranties are not true and correct as of the Closing Date;

(b)

Either Seller has failed in any manner to timely perform or comply with any covenant to be performed by it hereunder;

(c)

Seller fails to deliver any consent required hereunder; or

(d)

at any time between date of this Agreement and the Closing Date there occurs a material adverse change in the Assets, the Business, the condition (financial or other), results of operations, or prospects of Old Stencor, or any information disclosed to Buyer in the schedules delivered to Buyer on the date hereof.

7.2

Termination by Sellers. This Agreement and the transactions contemplated hereby may be terminated by Sellers at any time prior to the Closing if:

(a)

Buyer’s representations and warranties are not true and correct as of the Closing Date;

(b)

Buyer has failed in any manner to timely perform or comply with any covenant to be performed by it hereunder; or

(c)

The Special Committee determines to proceed with a Third Party Offer under Section 3.3 of this Agreement within the Go Shop Period.

7.3

Liability Upon Termination.  Upon a termination of this Agreement under Section 7.1 or Section 7.2, the terminating party shall not have any liability to the other parties under this Agreement except with respect to a termination under Section 7.2(c), which shall only result in liability to STEN to the extent specified in Section 3.3.

Article 8
Closing Deliveries

8.1

Sellers’ Deliveries.  On the Closing, Sellers shall deliver to Buyer: (a) certified or signed resolutions of the Special Committee of STEN authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated herein by STEN and, on behalf of STEN as the sole shareholder of Old Stencor, by Old Stencor; (b) a signed Bill of Sale, Assignment and Assumption Agreement in the form attached hereto as Exhibit A; (c) a deed evidencing conveyance of the Real Property to Buyer; (d) any consents identified in the schedules to this Agreement or any other necessary under this Agreement; (e) a certificate from each Seller, signed by an officer of such Seller, dated as of the Closing Date, certifying (i) that all covenants, terms and conditions of this Agreement to be complied with and performed by such Seller at or before the Closing Date have been complied with and performed in all material respects and (ii) all representations and warranties of such Seller contained herein or in any certificate or other writing delivered pursuant hereto or in connections herewith are true and correct as of the Closing date; (f) a statement of net working capital as described in Section 2.2 hereof; (g) executed Articles of Amendment to Old Stencor’s Articles of Incorporation to change the corporate name of “Stencor, Inc.” to any name not confusingly similar therewith; and (h) any other agreements and documents necessary or reasonably requested by Buyer in connection herewith.

8.2

Buyer Deliveries.  On the Closing, Buyer shall deliver to Sellers (a) certified resolutions of Buyer’s board of governors authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated herein; (b) a executed Bill of Sale, Assignment and Assumption Agreement in the form attached hereto as Exhibit A; (c) a certificate from Buyer, signed by an officer Buyer, dated as of the Closing Date, certifying (i) that all covenants, terms and conditions of this Agreement to be complied with and performed by  Buyer at or before the Closing Date have been complied with and performed in all material respects and (ii) all representations and warranties of Buyer contained herein or in any certificate or other writing delivered pursuant hereto or in connections herewith are true and correct as of the Closing date; and (d) any other agreements and documents necessary or reasonably requested by Sellers in connection herewith.

8.3

Conditions to Closing.  All of the obligations of Sellers to effect the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the deliveries and conditions stated in Section 8.2, any of which may be waived in writing by STEN.  All of the obligations of Buyer to effect the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the deliveries and conditions stated in Section 8.1, any of which may be waived in writing by Buyer.

8.4

Further Assurances.  At any time after the Closing, each of the parties shall do all such acts and things and shall execute and deliver, or cause to be executed and delivered, all such documents, instruments and agreements as may be reasonably necessary or desirable to give effect to the provisions of and intent of this Agreement.

Article 9
General Provisions

9.1

Entire Agreement.  This Agreement (including the exhibits and schedules hereto) supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof and cannot be changed or terminated orally, and this Agreement, together with related agreements or documents executed in connection herewith, constitute the entire agreement of the parties as to the matters set forth herein and therein.

9.2

Amendments.  No amendments of any provision of this Agreement or any document referred to herein or contemplated hereby shall be effective unless the same shall be in writing and signed by all the parties.

9.3

Expenses.  Each party hereto shall pay its own expenses incident to the making of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, fees and expenses of its attorneys, accountants and broker, if any.

9.4

No Waiver; Remedies Cumulative.  No failure on the part of a party hereto to exercise and no delay in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.  Remedies herein provided are cumulative and not exclusive of any remedies provided by law.

9.5

Notices.  All notices and other communications provided for hereunder shall be in writing and shall be personally delivered or mailed or sent to each party at its address set forth beside its name below or at such other address as may be designated by such party in written notice to each of the other parties.  All such notices and communications shall be effective when delivered in person or transmitted by facsimile, or three business days after dispatch by certified or registered first class mail, postage prepaid, return receipt requested, to the party to whom the same is so given or made:

If to Sellers:	STEN Corporation 10275 Wayzata Blvd., Suite 310 Minnetonka, MN 55305 Attn: Special Committee of Board of Directors Fax: (952) 545-2795

If to Buyer:	Brimmer Company, LLC 11505 Lakeview Lane West Minnetonka, MN 55305 Attn: Kenneth W. Brimmer Fax: (952) 591-9037

9.6

Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. Neither this Agreement nor any obligations hereunder shall be assigned by Buyer without the prior written consent of Sellers, unless such assignment is to an affiliate of Kenneth W. Brimmer.

9.7

Counterparts.  This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.  Facsimile and electronically transmitted signatures shall be valid and binding to the same extent as original signatures.

9.8

Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Minnesota without regard to its conflicts-of-law provisions.  No provision of this Agreement shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority or by any board of arbitrators by reason of such party or its counsel having or being deemed to have structured or drafted such provision.

9.9

Dispute Resolution.  Any controversy, claim or dispute arising under or relating to this Agreement, including the existence, validity, interpretation, performance, termination or breach of this Agreement, will finally be settled by binding arbitration before a single arbitrator (the ”Arbitration Tribunal”) which will be jointly appointed by the parties.  The Arbitration Tribunal shall self-administer the arbitration proceedings utilizing the Commercial Rules of the American Arbitration Association; provided, however, the American Arbitration Association shall not be involved in administration of the arbitration.  The arbitrator must be a retired judge of a state or federal court of the United States or a licensed lawyer with at least ten years of corporate or commercial law experience and have at least an AV rating by Martindale Hubbell.  If the parties cannot agree on an arbitrator, Buyer or Sellers may request the American Arbitration Association to appoint an arbitrator which appointment will be final.  The arbitration will be held in Minneapolis, Minnesota.  Each party will have discovery rights as provided by the Federal Rules of Civil Procedure within the limits imposed by the arbitrator; provided, however, that all such discovery will be commenced and concluded within 60 days of the selection of the arbitrator.  It is the intent of the parties that any arbitration will be concluded as quickly as reasonably practicable.  Once commenced, the hearing on the disputed matters will be held four days a week until concluded, with each hearing date to begin at 9:00 a.m. and to conclude at 5:00 p.m.  The arbitrator will use all reasonable efforts to issue the final written report containing award or awards within a period of five business days after closure of the proceedings.  Failure of the arbitrator to meet the time limits of this Section will not be a basis for challenging the award.  The Arbitration Tribunal will not have the authority to award punitive damages to either party.  Each party will bear its own expenses, but the parties will share equally the expenses of the Arbitration Tribunal.  The Arbitration Tribunal shall award attorneys’ fees and other related costs payable by the losing party to the successful party as it deems equitable.  This Agreement will be enforceable, and any arbitration award will be final and non-appealable, and judgment thereon may be entered in any court of competent jurisdiction.

9.10

Severability.  In the event any part of this Agreement is found to be void and unenforceable, the remaining provisions of this Agreement shall remain binding with the same effect as though the void parts were deleted.

IN WITNESS WHEREOF, each of the parties has caused this Asset Purchase Agreement to be executed by the undersigned as of the date first above written.

BUYER:
BRIMMER COMPANY, LLC

By:
Name:
Title:

SELLERS:

STEN CORPORATION

By:
Name:
Title:

STENCOR, INC.

By:
Name:
Title:

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]